Exhibit 4.9

Cusil Venture Corporation

1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

March 7, 2002

L. Grant Young

Suite 1500, 885 West Georgia Street

Vancouver, B.C.

V6C 3E8

Dear Sir:

Re: Finders Fee Agreement – Share Exchange

Upon execution by you, this letter will form the agreement between Cusil Venture Corporation ("we" or the “Company”) and L. Grant Young ("you" or "the Finder") respecting the Company’s obligation to pay you a fee (the “Finder’s Fee”) in consideration of your introduction to us of the principal shareholders (the “Principals”) of InNexus Inc., a private company in the biopharmaceutical business (the “Target Company”), with a view to us entering into negotiations leading to a binding agreement between the Company, the Target Company and its shareholders on such terms and conditions as we may mutually agree to (the “Share Exchange Agreement”), which shall provide for the acquisition (subject, among other things, to the prior approval of the Canadian Venture Exchange Inc. (the “Exchange”)) of all of the issued and outstanding shares of the Target Company in exchange for shares of the Company (the “Proposed Transaction”), in the event that the Share Exchange Agreement is entered into by all parties at any time during the period commencing upon the date of execution of this Agreement and continuing for 12 months thereafter (the "Restricted Transaction Period"), all on the following terms and conditions:

1.

The agreement formed by execution hereof will supercede and replace all prior negotiations, communications, agreements or understandings between the Company and the Finder, whether oral or in writing, with respect to the matters set forth herein.

2.

As soon as practicable after execution hereof and from time to time during the Restricted Transaction Period, you shall provide the Company with the names and any other relevant information in your possession or control with respect to the Target Company and the Principals, including telephone and fax numbers for the appropriate authorized persons able to make binding decisions with respect to participation in the Proposed Transaction, shall arrange for such meetings and introductions to the Principals and other parties necessary for the Company to complete its due diligence on the Target Company, to negotiate the terms of appropriate share exchange and other relevant agreements and to attend to all other matters related to the Proposed Transaction, and shall use your best efforts to facilitate us entering into a binding agreement with the Target Company and its shareholders with respect to the Proposed Transaction.

3.

The terms of the Proposed Transaction and any participation therein by the Company shall be in accordance with the rules and policies of the Exchange and shall be subject to such other terms and conditions, including the availability to the Company of prospectus and registration exemptions under applicable securities legislation, as may be acceptable to the Company in its absolute discretion.

4.

If the Company enters into a binding Share Exchange Agreement (in the form prescribed by the Company) at any time during the Restricted Transaction Period with the Target Company and its shareholders, the Finder will be entitled to receive a Finder’s Fee payable upon closing of the Proposed Transaction by the issuance to the Finder of 500,000 fully paid and non-assessable Common Shares of the Company (the “Finder’s Shares”), in consideration for the Finder having introduced the Target Company and the Principals to the Company.  The Finder’s Shares will be required, in accordance with Exchange policies, to be escrowed on terms and conditions the same as or similar to those applicable to shares issued to the Principals under the Proposed Transaction.

5.

No Finder’s Fee shall be payable by the Company where payment of such fee would be in breach of the requirements of the Securities Act (British Columbia) or any applicable securities legislation in the jurisdiction where a Placee is resident or where such payment would cause the Company to be unable to rely on suitable exemptions from prospectus and registration requirements under applicable securities legislation in British Columbia or such other jurisdiction.  Notwithstanding any other provision herein, no Finder’s Fee shall be payable if the Company does not enter into a Share Exchange Agreement as and when contemplated under section 4, nor if the Company does enter into such agreement, but thereafter, for any reason whatsoever, does not complete the Proposed Transaction.

6.

This Agreement is non-exclusive and, without limiting the generality of the foregoing, the Company shall be entitled to decline to enter into any Proposed Transaction or other arrangement with the Target Company and to enter into a Proposed Transaction with persons who are not Principals or with companies other than the Target Company, and the Company shall not be obliged to offer the Finder the right to participate in identifying or negotiating any particular Proposed Transaction and shall be entitled to pay finders fees to other parties on such terms as it may deem fit with respect thereto.

7.

This Agreement will ensure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.  This Agreement may not be assigned without the Company’s prior written consent, which consent shall not be unreasonably withheld.

8.

This Agreement may be terminated at any time by the Company by notice in writing, provided that the Company will remain obligated to pay the Finder a Finder’s Fee if thereafter enters into a binding agreement (in the form prescribed by the Company) to participate in the Proposed Transaction with the Target Company and its Principals during the Restricted Transaction Period.

9.

Nothing herein shall constituted the Finder an agent of the Company nor shall the Finder be entitled to enter into transactions or make representations on behalf of the Company, bind the Company under any agreement or otherwise act on behalf of the Company with respect to a Proposed Transaction or otherwise.

10.

This Agreement will be governed by and construed in accordance with the laws of the province of British Columbia, Canada and the parties hereby attorn to the jurisdiction of the Courts of British Columbia and irrevocably agree that venue for any action commenced in connection herewith shall be in Vancouver, British Columbia.

11.

This Agreement and performance by the Company hereunder is subject to receipt of acceptance for filing of this Agreement by the Exchange.

If you wish to accept the terms and conditions set out herein please execute the enclosed copy of this letter and return same to us by no later than 2 calendar days from the date hereof.

We hereby acknowledge and accept return of the enclosed copy of this letter by telecopy, telex, or other means of electronic communication producing a printed copy, subject to delivery of the original document to us within two weeks of delivery of the copies sent via electronic communication.

Yours truly,

Cusil Venture Corporation

Per:  /s/ Stuart Rogers

______________________________

Stuart Rogers

Accepted and agreed to as of this 8th day of March, 2002.

 /s/ Grant Young

_________________

L. Grant Young

\\Allen\allen_d\My Documents\Files\PUBLIC COMPANIES\InNEXUS BIOTECHNOLOGY INC\SEC\OCR DOCS FROM STU\EX 4-9 Finders.rtf